Mail Stop 6010

August 11, 2008

William H. Burns
Chairman and Chief Executive Officer
Minrad International, Inc.
50 Cobham Drive
Orchard Park, New York 14127

> **Re:** **Minrad International, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 1, 2008**
> **File No. 001-32666**

Dear Mr. Burns:

We have completed our review of your preliminary proxy statement on Schedule 14A and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director